Filed by FirstEnergy Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended
Subject Company: Allegheny Energy, Inc.
Commission File No: 333-165640
On June 7, 2010, FirstEnergy Corp. issued the following newsletter to its employees relating to the proposed merger with Allegheny Energy, Inc.

Merger Applications Filed with States and FERC
FirstEnergy and Allegheny Energy recently filed applications with the appropriate regulatory agencies, providing information about our proposed merger.
     “Our recent joint filings are significant steps in this merger process,” says FirstEnergy President and CEO Tony Alexander. “The applications enable regulators and other interested parties to understand our commitments in each state and the benefits this merger will provide customers and communities if the regulators approve our application and the merger is completed.”
     Regulatory bodies responsible for approving the proposed merger have specific requirements that needed to be addressed in our filings. We filed merger applications on May 11 with the Federal Energy Regulatory Commission (FERC), with the Commonwealth of Pennsylvania on May 14, with the state of West Virginia on May 18 and with Maryland on May 27. We completed our state filings with our application to the Commonwealth of Virginia on June 4. Each company also filed Hart-Scott-Rodino applications with the Federal Trade Commission and Department of Justice on May 25.
Continued on page 2
Integration Teams BEGIN WORK
Integration teams began their work at the end of April, after a kickoff that included remarks by Tony Alexander and Allegheny Energy Chairman, President and CEO Paul Evanson.
     “Understand that you are representing more than 17,000 employees of both companies and that as you perform your integration work, they are focusing on the equally important task of running the day-to-day business to make sure we have a solid base to start our new company. Your primary task is to determine how we can improve the performance of the new FirstEnergy,” Tony said.
Continued on page 4
Tony Alexander (above) and Paul Evanson (right) during the Integration Teams’ kickoff.
In this issue

2	Regulatory Calendar
3	Map of Combined Company
5	Questions and Answers
F i r s t E n e r g y • A l l e g h e n y
BUILDING A Better COMPANY

Merger Applications Filed (Continued from cover page)
FERC Application for Merger Authorization
     In the FERC filing, a primary focus is on ensuring that our merger will not adversely affect competition. To address this, our FERC filing included a “market power” study performed by an outside consultant. The market power study determines whether our combined company would have so much product to sell into PJM Interconnection, L.L.C. — Allegheny’s Regional Transmission Organization (RTO) and the RTO into which FirstEnergy’s ATSI* transmission affiliate is in the process of integrating — that it would have certain advantages, such as influence on setting prices, which in turn can impact competition. The analysis of the new FirstEnergy’s competitive generation fleet concluded that the proposed merger will not have an adverse effect on competition in the PJM wholesale markets.
State Merger Approval Applications
     Although specific requirements vary by state, our merger filings addressed common topics such as general reliability, community support and employee matters. It’s important to note that state merger filings address only utility topics, since the utilities are regulated by the state commissions; competitive generating plant operations are not addressed.
     For example, our Pennsylvania state filing includes a commitment to utilities jobs. It states there will be no net job reductions for two years due to involuntary attrition through the merger process for either FirstEnergy Utilities or Allegheny Energy Service Company employees assigned to positions in West Penn Power Company — Allegheny’s Pennsylvania utility — comparable to their FirstEnergy counterparts.
     We also committed to applying FirstEnergy’s utility regional model — an important consideration for local decision making — to West Penn Power. Additionally, West Penn Power’s regional headquarters will be in Greensburg, Pa. Other commitments include maintaining service reliability standards, supporting economic development and community initiatives and establishing an additional Power Systems Institute (PSI) school to train the next generation of utility workers. State information sheets are available that provide additional details on our commitments in each state if our proposed merger is approved and completed.

*	ATSI is American Transmission Systems, Inc., FirstEnergy’s transmission affiliate. ATSI has signed an agreement to join the PJM Interconnection, L.L.C., an RTO. An RTO, among other duties, operates and plans the transmission system.
Regulatory Calendar
March — June 2010
May 11 May 18 May 27 June 4 Filing with the Federal Public Service Maryland Public Virginia State Energy Regulatory Commission of Service Commission Corporation Commission West Virginia filing filing Commission filing March April May June March 23 May 14 May 25 Form S-4 filed Pennsylvania Public Hart-Scott-Rodino filings with the SEC Utility Commission filing with the Federal Trade Commission and Department of Justice Merger News 2 June 7,

Merger News	2	June 7, 2010

Map of Combined Companies Illustrates Strategic Fit
FirstEnergy Power Plants Allegheny Power Plants Toledo Edison Ohio Edison The Illuminating Company Penelec Penn Power Met-Ed Jersey Central Power & Light West Penn Power Potomac Edison Monongahela Power
Keeping You Updated with Merger News
The Merger News is designed to keep FirstEnergy and Allegheny Energy employees aware of merger-related activities and progress.
     Hearing from you will help us answer your questions in future Merger News editions, within the legal restrictions we have on sharing certain information and as it becomes available. If you have questions or comments related to the proposed merger, send them to: merger@firstenergycorp.com or merger@alleghenyenergy.com.

Merger News	3	June 7, 2010

Teams Begin Work (Continued from cover page)
     “Teamwork will be an essential ingredient as you capture the best practices from each company. It will take everyone working together to find ways to reduce costs and improve quality – the hallmarks of a high-performance organization,” remarked Paul.
     During the full team kickoff meeting, Chair of the Merger Steering Committee and Executive Vice President and President, FirstEnergy Generation Gary Leidich said, “We don’t know what all the answers are yet. But we do know this is quite an opportunity to create a better, stronger company.
     “It’ll be rewarding for all of us to be able to step back when the merger is completed and we start off as the new FirstEnergy and say, ‘We did a pretty good job of putting these companies together.’”
     Allegheny lead for the Merger Steering Committee and Chief Operating Officer, Generation Curtis Davis said, “ Although all of us have a long history of experience and biases, you’ll need to accept others’ ideas and make sure we’re making decisions based on data, fact and analysis. We have many stakeholders – our employees, communities and shareholders – who are relying on all of you to improve the performance of these companies and create a better company.”
     Additional speakers discussed the process the teams would follow to document preliminary recommendations and reminded the attendees that during this process, information must remain confidential and we must continue to operate as separate companies.
     Since the kickoff meeting, the teams have been working at Summit Park Square in Akron to validate base case information and begin their analyses. Legal “rules of the road” have been provided to every employee working on the integration project.
Curtis Davis, second from the r., talks to kickoff attendees (l. to r.): Ray Bummer, Finance Team; George Farah, Fossil Generation/Environmental Team; and Mark Mader, Finance Team. Pete Kotsenas, Fossil Generation/Environmental Team is in the background.
Team members await the next presentation.
Front: Kaye Jendrisak, Utility Operations Team; back: Marty Hall, Program Management Office Manager; Rick O’Callaghan and Mike Ferncez of the Utility Operations Integration Team.

Merger News	4	June 7, 2010

Questions and Answers
Q One of the FAQs in the last Merger News stated that Allegheny Energy employees would be fully vested in their accrued defined pension benefit when the merger is completed. In which plan will we be fully vested? Allegheny’s plan, FirstEnergy’s plan, or a combination of both and how will it work? One of my employees will turn 55 next January and is concerned that he will not have the same retirement options after the merger is complete.
A If an Allegheny Energy employee is vested in the Allegheny plan when the merger is completed, he or she will remain vested in the Allegheny plan. Allegheny employees who are not vested when the merger is completed will retain the service they have earned toward vesting and will become vested once they have five years of Allegheny and FirstEnergy combined service. Recommendations regarding the coordination of the Allegheny pension plan and FirstEnergy pension plans after the merger will be determined through the Integration Teams and communicated once finalized.
Q What happens if I sell my Allegheny Energy stock prior to the merger? Will I still receive the FirstEnergy stock based on what I owned on Feb. 10, 2010, or do I need to keep the Allegheny Energy stock until the merger process and exchange of shares is completed to receive the FirstEnergy stock?
A FirstEnergy and Allegheny Energy will function as separate companies until the merger closes, including the ownership of shares. If you sell your Allegheny stock before the effective time of the merger — that is, when the merger officially closes — you will not be entitled to receive FirstEnergy stock in connection with the merger. At the effective time of the merger, each share of Allegheny common stock issued and outstanding immediately prior to the effective time will be converted into the right to receive 0.667 of a share of FirstEnergy’s common stock. Additional details are provided in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission.
Q Several Allegheny Energy locations are OSHA Voluntary Protection Programs (VPP) star-certified worksites that participate actively in the program. Will the OSHA VPP in place at Allegheny Energy locations continue after the merger’s completion?
A The Integration Teams will be evaluating the process and plan for VPP, including the currently certified locations. The teams will evaluate the effectiveness of all safety programs, including VPP.
Q Are there plans to develop a Safety Integration Team?
A The Human Resources Integration Team has the lead role, but each team that has safety as an integral part of operations also will address safety as part of the integration planning.
Q I’ve been in the union and now am transitioning into management. I have a bachelor’s as well as a technical degree and plan on pursuing my master’s in August, which brings me to my two questions: Will the combined company continue to offer education benefits? Will chances to advance one’s career be more attainable through this merger, or will it diminish these chances?
A The new company’s larger size and scope will provide increased opportunities for employees. Currently, both companies offer education benefits, and the Human Resources Integration Team will make recommendations concerning the education benefits that will be offered following completion of the merger.
Q Does FirstEnergy have a Political Action Committee (PAC)?
A Yes. Like Allegheny Energy, FirstEnergy has an employee-supported PAC. The Corporate Services Integration Team is charged with reviewing our processes related to the PAC.
Continued on page 6

Merger News	5	June 7, 2010

Questions and Answers (Continued from page 5)
Q Would there be possibilities of transferring from my station to the station in Erie, Pa.?
A For union employees, the ability to transfer is governed by the applicable collective bargaining contract, so employees should review their contracts to understand the transfer requirements. For other employees, the ability to transfer is governed by the available positions and the candidates available to fill those positions.
     As noted above, expect many opportunities to develop in our larger company.
Q I am uncertain of the status of the Allegheny Ridge I and Allegheny Ridge II Wind Power Projects (part of the FirstEnergy SmartWind Initiative). If they are active, how will the merger affect them?
A Both projects are operating: Allegheny 1 (80 megawatts, or MW) since 2007 and Allegheny 2 (70 MW) came online in 2009. While we will continue our commitments and strategy for renewable energy, it is too early to know how the merger might affect those projects.
INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS
In addition to historical information, this newsletter may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving FirstEnergy and Allegheny Energy, including future financial and operating results; FirstEnergy’s and Allegheny Energy’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite FirstEnergy and Allegheny Energy shareholder approvals; the risk that FirstEnergy or Allegheny Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the preliminary joint proxy statement/prospectus that is included in the amended Registration Statement on Form S-4 (Registration No. 333-165640) that was filed by FirstEnergy with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in FirstEnergy’s and Allegheny Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither FirstEnergy nor Allegheny Energy undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger, FirstEnergy filed an amended Registration Statement on Form S-4 (Registration No. 333-165640) with the SEC that includes a preliminary joint proxy statement of FirstEnergy and Allegheny Energy and that also constitutes a preliminary prospectus of FirstEnergy. FirstEnergy and Allegheny Energy will mail the definitive joint proxy statement/prospectus to their respective shareholders. FirstEnergy and Allegheny Energy urge investors and shareholders to read the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from FirstEnergy’s website (www.firstenergycorp.com) under the tab “Investors” and then under the heading “Financial Information” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from Allegheny Energy’s website (www.alleghenyenergy.com) under the tab “Investors” and then under the heading “SEC Filings.”
PARTICIPANTS IN THE MERGER SOLICITATION
FirstEnergy, Allegheny Energy and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from FirstEnergy and Allegheny Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of FirstEnergy and Allegheny Energy shareholders in connection with the proposed merger is set forth in the preliminary joint proxy statement/prospectus contained in the above-referenced amended Registration Statement on Form S-4. You can find information about FirstEnergy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2010 and Annual Report on Form 10-K filed with the SEC on February 19, 2010. You can find information about Allegheny Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 19, 2010 and Annual Report on Form 10-K filed with the SEC on March 1, 2010. Additional information about FirstEnergy’s executive officers and directors and Allegheny Energy’s executive officers and directors can be found in the above-referenced amended Registration Statement on Form S-4. You can obtain free copies of these documents from FirstEnergy and Allegheny Energy using the website information above.

Merger News	6	June 7, 2010